January 7, 2008

Room 4561

Mr. Michael W. Laphen, Chief
  Executive Officer
Computer Sciences Corporation
2100 East Grand Avenue
El Segundo, CA 90245

>    **Re:    Computer Sciences Corporation**
>    **Form 10-K for Fiscal Year Ended March 31, 2007**
>    **Filed June 13, 2007**
>    **File No. 001-04850**

Dear Mr. Laphen:

We have reviewed your response to our letter dated October 24, 2007 in connection with the above referenced filing and have the following comment. If indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal year Ended March 31, 2007

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 13 – Commitments and Contingencies, page 103

1.      Please tell us the length of your operating cycle as determined using the guidance in paragraph 3.76 of the AICPA Audit and Accounting Guide, "Audits of Federal Government Contractors."  In addition, tell us how this cycle was considered in classifying the REA assets "under the operating cycle concept."  Finally, tell us whether the length of your operating cycle is audited by your independent registered accountants.

* * * * * * *

Please respond to this comment within 10 business days or tell us when you will provide us with a response.  Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T.  If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review.  Please furnish a cover letter that keys your response to our comment and provides any requested information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing any amendment and your response to our comment.

You may contact David Edgar at (202) 551-3459 or me at (202) 551-3451 if you have any questions regarding the above comment.

Sincerely,


Mark Kronforst
Accounting Branch Chief